Exhibit 99.3

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three and nine months ended September 30, 2013 and 2012

General

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company, including the notes thereto, for the three and nine months ended September 30, 2013 and 2012 (the “interim financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements, as issued by the International Accounting Standards Board, and the annual audited consolidated financial statements and MD&A for the years ended December 31, 2012 and 2011.  This MD&A has taken into account information available up to and including November 5, 2013. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A are forward looking, and any statements elsewhere with respect to the cost or timeline of planned or expected development, production, or exploration are all forward-looking statements. As well, statements about future mining or milling capacity, future growth, future financial position, the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

THIRD QUARTER 2013 HIGHLIGHTS

•                  Cash operating costs of US$701 per ounce sold, 31% lower than in the third quarter of 2012

•                  All-in sustaining cost (“AISC”) of US$1,027 per ounce, a 46% improvement from the third quarter of  2012

•                  Average grade of 4.7 grams per tonne, an increase of 34% from prior year’s third quarter

•                  Gold sales of 32,300 ounces, a 58% increase from the third quarter of 2012

•                  Production of 28,900 ounces, 38% higher than the same period a year earlier

•                  Earnings from mine operations of $7.6 million, nearly triple the $2.6 million reported in the  third quarter of 2012

•                  Net loss reduced to $1.7 million from $10.8 million in the third quarter of 2012

•                  Capital investment of $14.2 million ($80.2 million for first nine months of 2013).

OUTLOOK

Based on progress to date, the Company is on track to achieve its previously stated guidance for 2013, including production growth of at least 40%, to a range of 120,000 to 135,000 ounces, cash operating costs in the range of US$800 to US$875 per ounce and capital investment for the year of approximately $90 million. For the fourth quarter of the year, the Company expects to achieve AISC below US$1,000 per ounce and to generate its first quarter of net free cash flow, based on current gold prices.

COMPANY OVERVIEW

Lake Shore Gold is a gold mining company with three multi-million ounce gold complexes located in the Timmins Gold Camp of Northern Ontario.

The Timmins West Complex is located 18 kilometres west of Timmins and hosts the Timmins West Mine, an underground mining operation that produces ore using a 710 metre, 5.5 metre diameter shaft, with a 6,000 tonne per day total hoisting capacity. The ore is accessed using mobile equipment via internal ramps both from surface and the main shaft. Primary mining methods include longitudinal longhole mining at Timmins Deposit, with sublevels established at 20 metre vertical intervals, and transverse longhole mining at the Thunder Creek Deposit with a primary/secondary stoping sequence. Broken ore is removed from the stopes using remote controlled Load-Haul-Dump Loaders (“LHDs”), loaded onto trucks and hauled to the main shaft rockbreaker station prior to skipping to surface. The mine currently produces at approximately 2,500 tonnes per day, and its infrastructure and orebody will support a rate of approximately 3,000 tonnes per day.

On the east side of Timmins, the Bell Creek Complex hosts the Company’s newly-expanded milling facility as well as the Bell Creek Mine. The Bell Creek Mine is an underground mine that produces ore using a five metre wide by five metre high surface ramp. Longitudinal longhole stoping with delayed unconsolidated rockfill stoping is the primary mining method. Broken ore is removed from the stope using remote controlled LHDs, and trucked to surface. Current production averages about 500 tonnes per day.

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by carbon-in-leach and carbon-in-pulp processes for gold recovery. The mill, which processes ore from both the Timmins West and Bell Creek mines, has consistently achieved metallurgical recoveries of at least 95%. In late 2011, the Company commenced a 50% expansion of its milling facility, from a processing capacity of 2,000 tonnes per day to 3,000 tonnes per day. Phase 1 of the expansion, which increased the mill’s capacity to 2,500 tonnes per day, was completed at the end of 2012.  Commissioning of Phase 2 of the expansion, to a capacity of 3,000 tonnes per day, commenced near the end of July with the new target rate being achieved, and exceeded, in September.

In addition to its existing operations, the Company has significant exploration potential. At the Timmins West Complex, both the Timmins and Thunder Creek deposits at Timmins West Mine are open for expansion. At the Gold River Trend project, located 3 kilometres south of Timmins West Mine, resources exceeding a million ounces have been identified with significant opportunity for growth. The 144 property covers a four kilometre trend to the southwest of Thunder Creek. Encouraging drill results have already been reported at 144 with there being considerable potential for new discoveries.  At Bell Creek Complex, resources have been established in a deep zone (the “Labine Zone”) at Bell Creek Mine, the development of which has the potential to significantly grow the size of the mining operation. The complex also hosts exploration projects with existing resources, including Vogel and Marlhill, as well as other exploration properties.

The Company’s third gold complex is the Fenn-Gib project, located approximately 60 kilometres east of Bell Creek. Fenn-Gib is an advanced stage exploration project, which hosts a large, near-surface, potential open-pitable resource and has excellent potential for further growth.

Lake Shore Gold is a reporting issuer in all Provinces in Canada (excluding Territories), and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE MKT under the symbol LSG.

KEY PERFORMANCE INDICATORS(1)

Mill expansion completed

Mill expansion completed during the third quarter with throughput in September averaging 3,370 tonnes per day, more than 10% above target levels, and monthly production of 13,400 ounces.

Solid quarterly production despite mill commissioning

Production of 28,900 ounces in the third quarter of 2013 increased 38% from the same period in 2012 and compared to record production of 30,800 ounces in the second quarter of 2013, prior to the commencement of mill commissioning in late July.

25,900 ounces poured in the third quarter of 2013, an increase of 25% from the same period in 2012 and compared to 31,800 ounces in the second quarter of 2013.

82,900 ounces recovered and 78,200 ounces poured for the first nine months of 2013. Production in the first nine months of 2013 increased 34% from the 62,000 ounces recovered in the first nine months of 2012.

Continued improvement in gold grades

The favourable trend in grades continued during the third quarter of 2013, with an average grade for the quarter of 4.7 grams per tonne compared to 4.3 grams per tonne in the second quarter of 2013 and 3.8 grams per tonne in the first quarter of the year.

Grades at Timmins West Mine averaged 4.9 grams per tonne in the third quarter of 2013, while grades at Bell Creek Mine averaged 4.2 grams per tonne, excluding the impact of 11,400 tonnes of 1.6 grams per tonne low-grade material from Bell Creek processed during the commissioning of the mill expansion.

For the first nine months of 2013, the average grade was 4.3 grams per tonne, an increase from 3.7 grams per tonne in the first nine months of 2012.

Average throughput reflects mill commissioning

Throughput at the Company’s mill during the third quarter averaged 2,200 tonnes per day, for 202,300 total tonnes, compared to 2,110 tonnes per day (194,000 total tonnes) in the third quarter of 2012 and 2,540 tonnes per day (230,900 total tonnes) during the second quarter of 2013. The reduction from the previous quarter was due to commissioning of the Company’s mill expansion.

Increased gold sales

Gold sales of 32,300 ounces in the third quarter of 2013 compared to 20,500 ounces for the same period in 2012 and 27,600 ounces in the second quarter of 2013.

Average realized price of US$1,324 ($1,372) per ounce in the third quarter of 2013 compared to US$1,665 ($1,650) in the third quarter of 2012 and US$1,409 ($1,441) per ounce in the second quarter of 2013.

Gold sales of 86,000 ounces in the first nine months of 2013 compared to commercial sales of 59,800 ounces for the same period in 2012 (total gold sales in the first nine months of 2012, including pre-production ounces, were 63,800 ounces). Average realized price in the first nine months of 2013 of US$1,444 ($1,476) compared to US$1,649 ($1,657) for the same period in 2012.

Sharply lower production costs

Cash operating cost per ounce(2) sold during the third quarter of 2013 averaged US$701 (including US$29 for royalties) compared to US$1,014 (including US$31 for royalties) in the same period of 2012 and US$908 (including US$28 for royalties) in the second quarter of 2013.

Cash operating cost per ounce of gold sold in the first nine months of 2013 averaged US$856 (including US$33 for royalties), in line with the Company’s target range of US$800 to US$875 per ounce for full-year 2013. The US$856 in the current year compared to US$997 (US$27 for royalties) for the same period in 2012.

All-In-Sustaining Cost(3)

AISC per ounce in the third quarter of 2013 averaged US$1,027, a 46% improvement from US$1,891 in the third quarter of 2012 and an 18% improvement from US$1,257 in the second quarter of 2013. For the first nine months of 2013, AISC averaged US$1,307, an improvement of 29% from US$1,838 for the same period in 2012.

Strong growth in earnings from mine operations

The Company generated earnings from mine operations for the third quarter of 2013 of $7.6 million, nearly triple the $2.6 million reported for the same period in 2012. The significant increase in earnings from mine operations largely reflected a 58% increase in sales volumes and lower unit cash operating costs. These factors more than offset the unfavourable impact of a 17% reduction in the average Canadian dollar gold price ($1,372 per ounce in the third quarter of 2013 versus $1,650 per ounce for the same period in 2012).

For the first nine months of 2013, earnings from mine operations totaled $13.2 million, an 89% increase from the $7.0 million of earnings from mine operations for the first nine months of 2012. Higher sales volumes and improved unit costs more than offset a 10% reduction in the average Canadian dollar gold price ($1,484 per ounce in the third quarter of 2013 compared to $1,657 per ounce a year earlier) in accounting for the increase from a year ago.

Higher mine operating earnings contributes to reduced net loss

Net loss in the third quarter and first nine months of 2013 totaled $1.7 million (or $0.00 per common share) and $7.8 million (or $0.02 per common share), respectively, compared to net loss of $10.8 million (or $0.03 per common share) and $15.7 million (or $0.04 per common share), respectively, for the third quarter and first nine months of 2012.

Higher earnings from mine operations in 2013 and the impact of a number of non-cash items in the third quarter of 2012, including a one-time write down related to the Company’s investment in

Northern Superior Resources Inc. and a mark-to-market loss on an embedded derivative, largely accounted for the reduced net loss in the third quarter of 2013 compared to the third quarter of 2012.

Completed majority of 2013 capital program

The Company invested $80.2 million for mine development, mill expansion and exploration drilling (mainly in-mine drilling) in the first nine months of 2013 ($14.2 million on the third quarter 2013), including $37.5 million at Timmins West Mine, $11.2 million at the Bell Creek Mine and $31.5 million related to the Company’s mill expansion and other mill related costs.

Cash position at September 30, 2013

Cash and bullion at September 30, 2013 totaled $15.2 million compared to $28.1 million at June 30, 2013.

(1)         The Company’s Key Performance Indicators include measures that are not prepared in accordance with GAAP, but which the Company believes provide useful information that can be used to evaluate the Company’s performance and ability to generate cash flows. These measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for measures prepared in accordance with GAAP.

(2)         Cash operating cost per ounce is a Non-GAAP measure. In the gold mining industry, cash operating cost per ounce is a common performance measure but does not have any standardized meaning. Cash operating costs per ounce are based on ounces sold and are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. The Company discloses cash operating cost per ounce as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. Cash operating cost per ounce should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.  A reconciliation of cash operating cost per ounce to amounts included in the Consolidated Statements of Comprehensive Income (Loss) is set out at page 15 of this MD&A.

(3)         Starting in the second quarter 2013, the Company has adopted a total all-in sustaining cost (“AISC”) performance measure, which is a non-GAAP measure. The measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the AISC definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, reclamation cost accretion not related to current operations, interest and other financing costs and taxes. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to amounts included in the Consolidated Statements of Comprehensive Loss (Income) is set out at page 15 of this MD&A

Financial Highlights

	Three months ended September,		Nine months ended September 30,
(In $’000 except when noted)	2013	2012	2013	2012
Commercial gold sales (ounces)	32,300	20,500	86,000	59,800
Realized gold price (US$ per ounce)	1,324	1,665	1,444	1,649
Exchange rate ($ to US$)	0.96	1.01	0.98	1.00
Revenue ($’000)	$44,301	$33,734	$126,833	$99,036
Cash operating costs*	(23,455)	(20,584)	(75,261)	(59,636)
Cash earnings from mine operations*	$20,846	$13,150	$51,572	$39,400
Depreciation, depletion and share based payments	(13,292)	(10,577)	(38,361)	(32,372)
Earnings from mine operations	$7,554	$2,573	$13,211	$7,028
Net loss	$(1,718)	$(10,771)	$(7,776)	$(15,706)
Net loss per share - basic and diluted	$(0.00)	$(0.03)	$(0.02)	$(0.04)

Denotes a non-GAAP measure. See “Non-GAAP measures” on page 15 of this MD&A

GOLD SALES

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Revenues
Commercial gold sales (ounces)	32,300	20,500	86,000	59,800
Realized gold price - all sales ($’s)	$1,372	$1,650	$1,476	$1,657
Revenue ($’000)	$44,301	$33,734	$126,833	$99,036
Add gold sales capitalised in mining interests	$—	$—	$—	$6,706
Total gold sale proceeds ($’000)	$44,301	$33,734	$126,833	$105,742
Total gold sales (ounces)	32,300	20,500	86,000	63,800

Gold sales in the third quarter of 2013 totaled 32,300 ounces, an increase of 58% from the 20,500 ounces sold during the third quarter of 2012. Gold revenues for the third quarter of 2013 of $44.3 million were 31% higher than revenues in the same period in 2012, reflecting higher gold sales, which more than offset the impact of a $278 per ounce reduction in the average Canadian dollar gold price ($1,372 per ounce in the third quarter of 2013 versus $1,650 per ounce for the same period in 2012).

For the first nine months of 2013, commercial gold sales were 86,000 ounces, 44% higher than the 59,800 ounces sold during the first nine months of 2012. Revenue in the first nine months of 2013 totaled $126.8 million, an increase of 28% from revenue of $99.0 million in the first nine months of last year. The increase reflected higher sales volumes, which more than offset the impact of a $181 per ounce reduction in the average Canadian dollar gold price. In addition to commercial gold sales, the Company sold 4,000 ounces of gold during the first nine months of 2012 (all in the first quarter), for revenues of $6.7 million, that were not included in commercial sales in 2012 and were related to pre-production development activities at Thunder Creek and Bell Creek during the fourth quarter of 2011. Thunder Creek and Bell Creek commenced commercial production effective January 1, 2012.

OPERATIONS REVIEW

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Operating results
Tonnes milled	202,300	194,000	630,900	537,720
Grade (grams/tonne)	4.7	3.5	4.3	3.7
Mill recoveries	95.16%	97.10%	95.47%	96.40%
Gold production (ounces)	28,900	20,900	82,900	62,000
Gold poured (ounces)	25,900	20,700	78,200	61,100
Gold sales (ounces)	32,300	20,500	86,000	63,800
Per ounce sold data - US$
Realized gold price	$1,324	$1,665	$1,444	$1,649
Cash operating cost	$701	$1,014	$856	$997
Capital Investment ($M)	$14.2	$39.5	$80.2	$131.8
Capital development (metres)	1,569	2,865	7,017	8,051

Production

Gold produced (recovered) in the third quarter of 2013 of 28,900 ounces was 38% higher than production in the third quarter of 2012 reflecting a 34% improvement in the average grade of ore and 4% increase in total tonnes processed.

The average grade in the third quarter of 2013 of 4.7 grams per tonne compared to an average grade of 3.5 grams per tonne in the same quarter in 2012 and 4.3 grams per tonne for the second quarter of 2013. The improvement in grade from both the prior year and prior quarter reflected higher grades at Timmins West Mine where production during the quarter was primarily focused on the Porphyry and Rusk zones at Thunder Creek between the 660 and 765 levels and on the UM Zone between the 670 and 790 levels and Footwall Zone between the 770 and 790 levels at Timmins Deposit. The average grade at Timmins West Mine was 4.9 grams per tonne in the third quarter of 2013 compared to 3.5 grams per tonne in the third quarter of 2012 and 4.4 grams per tonne during the second quarter of 2013.

Mill throughput in the third quarter of 2013 averaged 2,200 tonnes per day compared to 2,110 tonnes per day in the third quarter of 2012. A reduction in average mill throughput from 2,540 tonnes per day in the second quarter of 2013 resulted from reduced mill availability due to commissioning of the Company’s mill expansion, which commenced near the end of July 2013.

For the first nine months of 2013, gold produced totaled 82,900 ounces, an increase of 34% from the first nine months of 2012 reflecting higher average grades and increased mill throughput. Mill recoveries averaged 95.5% in the first nine months of 2013 and 96.4% for the same period in 2012.

Production Costs

Cash operating cost per ounce sold during the third quarter of 2013 was US$701 (including royalties of US$29 per ounce), a 31% improvement from US$1,014 (including royalties of US$31 per ounce) for the third quarter of 2012 and 23% improvement from US$908 (including royalties of US$28 per ounce) for the second quarter of 2013. The lower cash operating cost per ounce sold during the third quarter of 2013 as compared to both prior periods largely reflected the impact of higher grades and increased productivity and efficiency.

For the first nine months of 2013, cash operating cost per ounce averaged US$856 (including royalties of US$33 per ounce) compared to US$997 (including royalties of US$27 per ounce) in the first nine months of 2012. The US$856 per ounce reported in the first nine months of 2013 was within the Company’s full-year 2013 target range of US$800 to US$875 per ounce.

Capital Investment

Capital investment during the third quarter of 2013 totaled $14.2 million, a reduction from $27.8 million in the second quarter of 2013 and $38.2 million in the first quarter of the year. The trend to lower levels of capital investment reflects the completion of the Company’s mill expansion as well as the completion of significant infrastructure and development work at Timmins West Mine during the first half of 2013.

Development, Drilling and Construction

Development: 1,569 metres of mine capital development were completed during the third quarter of 2013 (7,017 metres for the first nine months of 2013). At Timmins West Mine, the ramp at

Timmins Deposit was extended below the 830 Level with level development advancing on the 750, 770, 790, 810 and 830 Levels. The ramp in the lower mine at Thunder Creek was advanced above the 625 Level with level development work focused mainly on the 730, 695, 660 and 625 levels. At Bell Creek Mine, the ramp from surface advanced to the 685 Level with level development advancing mainly on the 625, 640, 655 and 670 levels.

Drilling: Approximately 16,600 metres of in-mine drilling were completed during the third quarter of 2013, of which 16,200 metres were at Timmins West Mine with the remainder at Bell Creek Mine.

Mill expansion: The Company achieved a major milestone in the third quarter of 2013 by completing the expansion of its milling operations to a capacity of 3,000 tonne per day. The new target rate was achieved, and exceeded, for the first time in September, when mill throughput averaged 3,370 tonnes per day.

The Company’s 50% mill expansion, from a processing capacity of 2,000 tonnes per day to 3,000 tonnes per day, was completed in two phases. Phase 1 of the expansion, which increased the mill’s capacity to 2,500 tonnes per day, was completed at the end of 2012.  Phase 2 of the expansion, to a capacity of 3,000 tonnes per day, was completed during the third quarter of 2013. Phase 2 of the expansion was mainly focused on the construction of a new crushing and grinding circuit, including construction of new ore receiving and storage facilities, a new crusher, conveyors and the installation of a new SAG Mill and supporting infrastructure. Capital investment during the third quarter related to the mill expansion and other milling costs totaled $4.4 million.

Timmins West Mine

The Timmins West Mine was established effective January 1, 2012, through the combination of the Timmins Deposit and adjacent Thunder Creek Deposit into a single, fully integrated mining operation given their close proximity and use of the same infrastructure. As of January 1, 2012, both deposits are in commercial production.

A total of 22,600 ounces of gold was produced at Timmins West Mine during the third quarter of 2013 from processing 148,400 tonnes at an average grade of 4.9 grams per tonne. Production in the third quarter of 2013 was 40% higher than the 16,100 ounces (147,000 tonnes at an average grade of 3.5 grams per tonne) in the third quarter of 2012. Production during the third quarter of 2013 was primarily from stopes in the Rusk and Porphyry zones between the 660 and 765 levels at Thunder Creek and in the UM Zone between the 670 and 790 levels and Footwall Zone between the 770 and 790 levels at Timmins Deposit.

Capital investment at the Timmins West Mine, including ramp, infrastructure, level development expenditures and underground exploration drilling totaled $5.9 million during the third quarter of 2013. For the first nine months of 2013, capital investment totaled $37.5 million.

Among the work completed at the Timmins West Mine in the third quarter of 2013 were 2,185 metres of total mine capital and operating development. At Timmins Deposit, the ramp was extended below the 830 Level with level development advancing on the 750, 770, 790, 810 and 830 levels. The ramp in the lower mine at Thunder Creek was advanced above the 625 Level with level development focused mainly on the 730, 695, 660 and 625 levels.

A total of 16,200 metres of in-mine drilling was completed during the third quarter of 2013. Drilling during the quarter was focused between the 790 and 830 levels at the Timmins Deposit and between the 660 and 765 levels at Thunder Creek. Drilling at the Timmins Deposit was completed mainly with two drill rigs and targeted the downward extension of the UM5 and FW zones between the 790 and 830 levels which contain key mining blocks for the second half of 2013 and beyond. Drilling at Thunder Creek was completed with one to two drill rigs and targeted new stoping blocks in the Porphyry and Rusk zones near the 765 and 660 levels.

Bell Creek Mine

The Bell Creek Mine went into commercial production effective January 1, 2012.

During the third quarter of 2013, a total of 6,300 ounces of gold was processed (54,000 tonnes at an average grade of 3.9 grams per tonne), which compared to production of 4,900 ounces (47,000 tonnes at an average grade of 3.3 grams per tonne) in the third quarter of 2012. Included in material processed from Bell Creek Mine during the third quarter of 2013 were 11,400 tonnes of 1.6 grams per tonne low-grade material that was mined in prior years as part of development activities and was processed during the commissioning of the Company’s mill expansion. Excluding the impact of these low-grade tonnes, a total of 42,600 tonnes was processed from Bell Creek Mine during the third quarter 2013 at an average grade of 4.2 grams per tonne.

Capital investment for the third quarter and first nine months of 2013 totaled $3.6 million and $11.2 million, respectively.

During the third quarter of 2013, 1,464 metres of capital and operating development was completed, including advancing the ramp from surface to the 685 Level and advancing level development mainly on the 625, 640, 655 and 670 Levels. A total of 400 metres of in-mine drilling was completed at the Bell Creek Mine during the third quarter of 2013.

FINANCIAL REVIEW

The table below highlights the results of operations for the three and nine months ended September 30, 2013 and 2012:

	Three months ended September 30,		Nine months ended September 30,
(in $’000, except the per share amounts)	2013	2012	2013	2012
Revenue	$44,301	$33,734	$126,833	$99,036
Cash operating costs*	(23,455)	(20,584)	(75,261)	(59,636)
Cash earnings from operations*	$20,846	$13,150	$51,572	$39,400
Depreciation and depletion	(13,319)	(10,407)	(38,083)	(31,787)
Share based payments in production costs	27	(170)	(278)	(585)
Earnings from mine operations	$7,554	$2,573	$13,211	$7,028
Expenses
General and administrative	(2,365)	(2,064)	(7,341)	(6,968)
Exploration	(220)	(1,127)	(941)	(2,378)
Share of loss of investments in associates	(411)	(576)	(962)	(2,343)
Write down of investment in associates	(619)	(5,957)	(3,572)	(5,957)
Share-based payments in expenses	(477)	(645)	(1,442)	(2,288)
Loss from operations and associates	$3,462	$(7,796)	$(1,047)	$(12,906)
Other (loss) income, net	(1,685)	(3,777)	6,963	(3,123)
Finance (expense) income, net	(3,495)	7	(9,390)	47
Loss before taxes	$(1,718)	$(11,566)	$(3,474)	$(15,982)
Deferred mining tax recovery (provision)	—	798	—	319
Loss from continuing operations	$(1,718)	$(10,768)	(3,474)	$(15,663)
Loss from discontinued operations	—	(3)	(4,302)	(43)
Net loss	$(1,718)	$(10,771)	$(7,776)	$(15,706)
Net loss per share
Loss per share from continuing operations	$(0.00)	$(0.03)	$(0.01)	$(0.04)
Loss per share	$(0.00)	$(0.03)	$(0.02)	$(0.04)

* Non-GAAP measure. See “Non-GAAP measures” on page 15 of this MD&A

Summary

Earnings from mine operations for the three and nine months ended September 30, 2013 were $7.6 million and $13.2 million, respectively, compared to $2.6 million and $7.0 million, respectively, for the same periods in 2012. For the third quarter of 2013, the significant improvement in earnings from mine operations compared to the same period a year earlier reflected a 58% increase in sales volumes and lower unit cash operating costs. These factors more than offset the unfavourable impact of a 17% reduction in the average Canadian dollar gold price ($1,372 per ounce in the third quarter of 2013 versus $1,650 per ounce for the same period in 2012).

The increase in earnings from mine operations for the first nine months of 2013 compared to the first nine months of 2012 also reflected higher sales volumes and improved unit costs, partially offset by lower average Canadian dollar gold prices ($1,476 per ounce in the third quarter of 2013 compared to $1,657 per ounce a year earlier).

The Company recorded a net loss of $1.7 million (or $0.00 per common share) for the third quarter of 2013 and $7.8 million (or $0.02 per common share) for the first nine months of the year which compared to a net loss of $10.8 million (or $0.03 per common share) for the third quarter of 2012 and $15.7 million (or $0.04 per common share) for the first nine months of 2012.

The reduced net loss in both the third quarter and first nine months of 2013 compared to the same periods in 2012 largely reflected higher earnings from mine operations, lower write downs on investments in associates and a favourable impact from the mark-to market of an embedded derivative (the “embedded derivative”) on the Company’s $35 million gold loan with Sprott Resource Lending Partnership (“Sprott”). These favourable factors more than offset the impact of interest and other financing costs related to the Company’s debt during both the third quarter and first nine months of 2013 that were not incurred in either period in 2012.

Discontinued Operations

The Company recorded no earnings or loss from discontinued operations during the third quarter of 2013. For the first nine months of 2013, the Company recorded a loss from discontinued operations of $4.3 million, which related to the sale of the shares of the Mexico subsidiary (see below), mainly representing the translation losses accumulated in reserves which were transferred to profit and loss upon their sale.

On May 8, 2013, the Company sold to Revolution Resources Corp. (“Revolution”) all of the shares of its Mexico subsidiary (which held 100% of the Company’s Mexico property portfolio) in exchange for 20 million common shares of Revolution (received on May 8, 2013 when the sale closed), 2% to 3.5% Net Smelter Return royalties (“NSR”) on the various properties of the Mexico portfolio (subject to rights of Revolution  to repurchase a portion of the NSR), and $5.0 million in cash or common shares of Revolution on or before December 31, 2017 contingent on certain conditions being met (to a maximum of an additional 25 million  common shares of Revolution). Upon closing of the sale, the amended option agreement entered into by the Company and Revolution on July 26, 2012 was terminated.

The newly received shares increased the Company’s ownership in Revolution from approximately 7% to approximately 23% making Revolution an associate (ownership over 20% and the right of board representation gives the Company significant influence on Revolution) while previously considered an available for sale investment. During the second quarter of 2013, the Company recorded in other income (loss) a $1.7 million loss related to the deemed disposition of the available for sale investment in Revolution (transfer of accumulated mark to market losses of Revolution from reserves to profit and loss).

Revenue

In the three months ended September 30, 2013, the Company generated revenues of $44.3 million from the sale of 32,300 ounces of gold at an average price of $1,372. For the nine months ended September 30, 2013, total revenues of $126.8 million resulted from selling 86,000 ounces of gold at an average price of $1,476 per ounce.  In the three and nine months ended September 30, 2012, the Company generated revenues of $33.7 million and $99.0 million, respectively, from the sale of 20,500 ounces and 59,800 commercial ounces of gold at average prices of $1,650 per ounce and  $1,657 per ounce.

Operating costs

Cash operating costs in the three and nine months ended September 30, 2013 totaled $23.5 million and $75.3 million, respectively, compared to $20.6 million and $59.6 million, respectively, for the same periods in 2012. The increase for both the third quarter and first nine months of 2013 compared to the same periods in 2012 is due to higher commercial ounces sold in 2013. On a per ounce sold basis, cash operating costs improved by 28% and 12% in the third quarter and first nine months of 2013 versus the comparable periods in 2012.

Depreciation and depletion

Depletion and depreciation for the third quarter and first nine months of 2013 increased by $2.9 million and $6.3 million compared to the third quarter and first nine months of 2012. Both increases were due to higher sales volumes. On a per ounce sold basis, depletion and depreciation totaled $412 and $442 per ounce, respectively, in the third quarter and first nine months of 2013, a reduction of 3% and 6%, respectively, from the comparable periods in 2012. The reduction in per unit depletion and depreciation costs in both periods was mainly due to the lower carrying value of mining interests in 2013 after an impairment charge was recorded at the end of 2012.

Share-based payments in production costs

Share-based payments in production costs in the third quarter and first nine months of 2013 were comparable to the same periods in 2012.

Other (loss) income and expense items

General and administrative expenses for the third quarter is comparable to the same period in 2012, while for the first nine months of 2013 general and administrative expenses were $0.4 million lower than in 2012 due to reduced compensation costs.

Exploration expenses which include green field exploration expenditures for the three and nine months ended September 30, 2013 decreased by $0.9 million and $1.5 million, respectively, compared to the same period in 2012 reflecting the Company’s focus in 2013 on operations and development activities.

In the third quarter of 2013, the Company wrote down its investments in associates by $0.6 million. For the first nine months of 2013, the Company reduced the carrying value of its investments in associates to fair value by $3.6 million.

Other (loss) income  for the three and nine months ended September 30, 2013 ($000s):

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Unrealized and realized (loss) gain on embedded derivatives note 10((a)(i))	$(2,175)	$(5,052)	$8,416	$(5,052)
Loss on deemed disposition of available for sale investment note 6(ii)	—	—	(1,681)	—
Unrealized and realized foreign exchange gain, net	490	640	66	1,058
Gain on disposal of mining interest	0	—	200	—
Gain on settlement of debt	—	601	—	546
Gain on sale of available for sale investments	—	—	—	584
Unrealized gain (loss) on warrants	—	34	(38)	(259)
Other income (loss), net	$(1,685)	$(3,777)	$6,963	$(3,123)

The unrealized (loss) gain on the embedded derivatives represents the (loss) gain from the mark to market of the embedded derivative on the Company’s $35 million gold loan with Sprott as a result of movements in gold prices.

Loss on deemed disposition of available for sale investment in the first nine months of 2013 is discussed above under “Discontinued Operations” and relates to the transaction with Revolution.

Foreign exchange gain for the three and nine months ended September 30, 2013 includes $0.7 million and $0.3 million, respectively, of unrealized gain from the mark to market of the embedded derivative on the gold loan with Sprott and reflects movements in the US$ /Canadian$ exchange rates during the periods.

Gain on disposal of mining interest for the first nine months of 2013 represents the gain from the sale of a non-core exploration property for $0.2 million in the second quarter of 2013.

Gain on settlement of debt of $0.5 million for the first nine months of 2012 relates to the repayment by the Company of the UniCredit Bank AG revolving credit facility on September 7, 2012.

In the first quarter of 2012, the Company realized a gain of $0.6 million from the sale of one of its available for sale investments.

Share of loss of investments in associates represents the Company’s proportionate share of the losses relating to its equity investments for the periods.

Finance items, net for the three and nine months ended September 30, 2013 include finance expense of $3.7 million and $10.0 million, respectively ($0.1 million and $0.3 million in the same periods in 2012). The increase in finance expense reflects higher borrowing costs due to an increase in long-term debt in 2013.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
Revenue	$44,301	$39,675	$42,857	$33,976
Earnings (loss) from mine operations	$7,554	$1,797	$3,860	$(227,694)
Finance (expense) income, net	(3,495)	(2,794)	$(3,101)	$(2,778)
Net loss from continuing and discontinued operations	$(1,718)	$(5,446)	$(612)	$(302,226)
Net loss from discontinued operations	$—	$(4,302)	$—	$(71,500)
Net loss per share* basic and diluted
From continuing and discontinued operations	$(0.00)	$(0.01)	$(0.00)	$(0.73)
From discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.17)

Fiscal quarter ended	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Revenue	$33,734	$40,739	$24,563	$14,760
Earnings from mine operations	$2,573	$3,194	$1,261	$5,167
Finance income, net	$7	$16	$24	$119
Net loss from continuing and discontinued operations	$(10,771)	$(1,982)	$(2,953)	$(5,462)
Net loss from discontinued operations	$(3)	$(5)	$(35)	$(3,993)
Net loss per share* - basic and diluted
From continuing and discontinued operations	$(0.03)	$(0.00)	$(0.01)	$(0.01)
From discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.01)

* Net loss per share is calculated based on the weighted average number of shares outstanding for the quarter

The loss from mine operations in the fourth quarter of 2012 includes an impairment charge related to the Timmins West Mine cash generating unit (“CGU”) of $231 million. Excluding the impairment charge, earnings from mine operations in the fourth quarter of 2012 totaled $3.3 million. The increase in earnings from mine operations in the fourth quarter of 2012 compared to the previous quarter is mainly due to lower production costs; the decrease in earnings from mine operations in the third quarter of 2012 compared to the second quarter of the year is mainly due to lower commercial revenues and ounces sold, partially offset by a higher average gold price realized.

Earnings from mine operations in 2011 include commercial production from the Timmins Deposit of Timmins West Mine. Earnings (loss) from mine operations in 2012 and 2013 include commercial production from Timmins West Mine (including Thunder Creek Deposit) and Bell Creek Mine.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

In the three and nine months ended September 30, 2013, the Company generated cash from continuing operating activities of $11.4 million and $32.5 million, respectively, compared to $11.6 million and $25.7 million in same periods in 2012. The 27% increase in cash generated from continuing operations for the first nine months of 2013, compared to same period in 2012 reflects higher cash earnings from mine operations which more than offset the impact of higher interest paid.

Changes in non-cash working capital items, depletion and depreciation, write down of investment in associates, share of loss of investments in associates, other income and expense, finance income and expense, and share-based payments expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

Receivables and prepaids at September 30, 2013 of $3.9 million are $3.9 million lower than the amount at December 31, 2012, with the decrease mainly due to sales tax receivable. Accounts payable and accrued liabilities of $21.5 million at September 30, 2013 are lower than the balance at December 31, 2012 ($33.9 million) reflecting partially the decrease in the Company’s investing activities and partially timing of these activities.

Net cash used in investing activities of continuing operations (including changes in working capital related to capital investments) in the three and nine months ended September 30, 2013 of $17.4 million and $87.5 million, respectively, decreased by $24.4 million and $36.8 million, respectively, from the same periods in 2012 reflecting the Company’s expectations of lower capital investments in 2013.

On June 14, 2012 the Company signed a credit agreement (the “Credit Agreement”) with Sprott,  as agent for a group of lenders (“Sprott Lenders”), for a credit facility (the “Facility”) totaling up to $70.0 million, secured over the material assets of the Company. The Facility involves two components, a $35.0 million gold loan payable monthly starting on January 31, 2013 to May 31, 2015 and a standby line for an additional $35.0 million, maturing on January 1, 2015. The transaction closed on July 16, 2012, on which date the Company received the $35.0 million gold loan.

The gold loan is being repaid through 29 monthly cash payments based on 947 ounces of gold each month multiplied by the Bloomberg closing price on the date of payment; the gold loan provides for a minimum 5% return to the Sprott Lenders.

On February 1, 2013, the Company drew down the standby line of $35.0 million and issued 0.9 million common shares of the Company to the Sprott Lenders (valued at $0.7 million), representing the 2% drawdown fee. The standby line matures on January 1, 2015, and bears annual interest of 9.75%, compounded monthly. The Company can pay the standby line or portions of it at any time before the maturity date. The Company’s owes a 4% rollover fee on the outstanding principal at December 31, 2013. The rollover fee can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

The Credit Agreement includes certain covenants and, at September 30, 2013, the Company is in compliance with the covenants.

Based on current cash and cash equivalents and anticipated cash flows from operations, the Company expects to have adequate funding to finance its operating plans over the next 12 months. Based on current plans, a US$100 per ounce change in the price of gold would impact the Company’s cash position over the fourth quarter of 2013 by approximately $4.5 million.

OUTSTANDING SHARE CAPITAL

As at November 5, 2013, there were 416,620,224 common shares issued and outstanding, as well as the following options:

OPTIONS:

Number of Options Outstanding	Exercise Price Range
6,743,700	$0.00-$0.99
2,472,000	$1.00-$1.99
569,750	$2.00-$2.99
6,996,000	$3.00-$3.99
1,941,000	$4.00-$5.00
18,722,450

NON-GAAP MEASURES

The Company has included in this MD&A certain non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The Company has included non-GAAP performance measures, cash operating costs, cash per ounce of gold and all-in sustaining costs per ounce of gold, in this MD&A. Lake Shore Gold reports these measures on a sales basis.

Cash operating costs

Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Loss (Income) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-base payment expenses and reclamation costs.

Cash operating costs per gold ounce

Cash operating costs per gold ounce are calculated by dividing cash operating costs by commercial gold ounces sold and the average Bank of Canada CAD$/US$ exchange rate.

All-in sustaining costs per ounce of gold

Effective in the second quarter 2013, the Company has adopted an all-in sustaining cost (“AISC”) performance measure. The measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the AISC definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold and the average Bank of Canada CAD$/US$ exchange rate.

The cash operating costs, cash operating costs per ounce and all-in sustaining cost per ounce are reconciled to the amounts included in the Consolidated Statements of Comprehensive Loss (Income) as follows (all dollar amounts, other than the per ounce,  in 000’s):

Cash earnings from mine operations

Cash earnings from operations are determined by deducting cash operating costs from revenues recognized in the period.

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Production costs	$23,428	$20,754	$75,539	$60,221
Less share based payments	27	(170)	(278)	(585)
Cash operating costs	$23,455	$20,584	$75,261	$59,636
Share based payments in production costs	$(27)	$170	$278	$585
General & administrative costs	2,823	2,670	8,711	9,119
Rehabilitation - accretion and amortization (operating sites)	51	99	146	127
Mine on-site exploration and evaluation costs	1,261	2,160	3,564	4,196
Mine development expenditures	6,276	10,679	24,917	31,084
Sustaining capital expenditures	548	2,027	2,030	5,145
All-in sustaining costs	$34,387	$38,389	$114,907	$109,892
Commercial gold sales (ounces)	32,300	20,500	86,000	59,800
Cash operating cost per ounces of gold ($/ounce)	$726	$1,004	$875	$997
Cash operating cost per ounces of gold (US$/ounce)	$701	$1,014	$856	$997
All-in sustaining cost per ounce ($/ounce)	$1,065	$1,873	$1,336	$1,838
All-in sustaining cost per ounce (US$/ounce)	$1,027	$1,891	$1,307	$1,838

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Amendments to IFRS 7, Financial Instruments: Disclosures and IAS 32, Financial Instruments: Presentation

In December 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements of amended IFRS 7 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

As part of this project the IASB also clarified aspects of IAS 32, Financial Instruments: Presentation. The amendments to IAS 32 address inconsistencies in current practice when applying the requirements.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

The Company reviewed the amendments to IFRS 7 and IAS 32 and determined that no additional disclosures are currently required.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements” and Standing Interpretation Committee (“SIC”)-12 “Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of the Company’s subsidiaries.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non — Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. The Company determined that the standard did not have any impact on its interim financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company assessed its disclosures and concluded that the adoption of IFRS 12 did not result in any change in disclosures in the interim financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. The condensed consolidated interim financial statements for the nine months ended September 30, 2013 and 2012 include additional disclosures in accordance with the requirements of IFRS 13.

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. In accordance with the requirements of Amendments to IAS 1, the Company has provided additional disclosures on the Statement of Other Comprehensive (Loss) Income for the three and nine months ended September 30, 2013 and 2012.

IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. The amended standard does not impact the Company’s interim financial statements.

IAS 27 - Separate financial statements

IAS 27, Separate financial statements (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company determined that the amendments to IAS 27 did not have any impact on its interim financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. IFRIC 20 does not impact the Company’s interim financial statements.

ACCOUNTING STANDARD ISSUED BUT NOT YET EFFECTIVE

IFRS 9 Financial Instruments

This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement on the classification and measurement of financial assets and financial liabilities. The effective date has not yet been confirmed. The Company has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3 to the consolidated financial statements for the years ended December 31, 2012 and 2011, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management has made in the process of applying the Company’s accounting policies, and that have the most significant effect on the amount recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the years presented in the interim condensed consolidated financial statements have been impacted by management’s determination that the Timmins Deposit reached the operating levels intended by management on January 1, 2011; management determined that the Thunder Creek Deposit and Bell Creek Mine reached commercial production effective January 1, 2012.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that for the Company the functional currency is the Canadian dollar and for the Mexican entity it is the Mexican peso.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the nine months ended September 30, 2013.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations, and the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the definition of CGUs. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the estimated recoverable amount of the mining interests. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGUs or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditures differing from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share-based payments

Management assesses the fair value of stock options granted, preferred share units (“PSUs”) and deferred share units (“DSUs”) in accordance with the Company’s accounting policy. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: changes in the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; the inherent risk associated with project development and mineral exploration activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks and the possible failure to obtain mining licenses.

The success of the Company’s Timmins West Mine, Bell Creek Mine, and its other properties will be primarily dependent on the future price of gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.

Since March 31, 2013, gold prices have moved sharply lower.  Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss. In addition, a prolonged period of lower gold prices could result in the Company breaching one or more covenants in the future with regard to its outstanding credit facility with Sprott. The Company has held discussions with Sprott in regard to this risk.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2012.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. Based on this assessment, management concluded that, as of December 31, 2012, the Company’s internal control over financial reporting is operating effectively. The evaluation was performed using the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission (COSO). There were no material changes in the internal controls over financial reporting during the first nine months of 2013.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2012, by the Company’s management, including the CEO and Vice President of Finance (“VPF”). Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective. There were no material changes in the design and operation of disclosure controls and procedures during the first nine months of 2013.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins West Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; price assumptions for gold hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risks and Uncertainties” in this MD&A and in the section entitled “Risk Factors” in the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to integrate acquisitions successfully; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs is to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every twenty drill core samples submitted. Subsequent to September 2012, all surface exploration drilling programs have modified the frequency of insertion of the three Quality Control samples to one blank, one certified standard and one reject duplicate every forty drill core samples submitted. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish.

Underground drilling at the Timmins West and Bell Creek mines utilizes three different core sizes including NQ with a core diameter of 47.6mm; AQTK with a core diameter of 30.5mm; and BQTK which has a core diameter of 40.7mm.  Most underground definition and delineation drilling is done with AQTK or BQTK and most underground exploration with NQ. All surface exploration drilling is done with NQ. Sampling of drill core is conducted in standard intervals with most BQTK and AQTK sized core being whole core sampled and selected BQTK from underground as well as all surface exploration core being saw cut. For core that is saw cut, the remaining half is stored in a secure location.

Gold analysis for underground drill core has utilized four analytical laboratories.  All exploration drill core is analyzed at either ALS Canada Ltd.(2090 Riverside Drive, Timmins and 2103 Dollarton Hwy, North Vancouver) or Accurassay Laboratories (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay) and drill core from test holes and production oriented drilling at either Cattarello Assayers Inc. located at 475 Railway Street, Timmins or Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. All analysis for surface exploration drill core is conducted by ALS Canada Ltd. ALS Canada is ISO 9001:2008 and ISO 17025 certified and

Accurassay conforms with requirements of CAN P–4E ISO/IEC 17025, and CAN–P–1579). Lake Shore Gold Corp’s Bell Creek mill laboratory and Cattarello Assayers Inc. are not ISO registered.

QUALIFIED PERSON

Scientific and technical information related to the Company’s operations contained in this MD&A was reviewed and approved by Dan Gagnon, P.Geo., Executive Vice-President, Operations, and Natasha Vaz, P.Eng., Vice-President of Technical Services, both of whom are employees of Lake Shore Gold Corp., and “qualified persons” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, drilling and all matters involving mine geology contained in this MD&A was reviewed and approved by Eric Kallio, P.Geo. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2012, its Annual Information Form for the year ended December 31, 2012, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.